UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Qihoo 360 Technology Co. Ltd.

(Name of Issuer)

Class A and Class B Ordinary Shares

(Title of Class of Securities)

74734M109

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No.: 74734M109

(1)	Name of Reporting Persons Shu Cao

(2)	Check the Appropriate Box if a Member of a Group*
(a) ☐
(b) ☒

(3)	SEC Use Only

(4)	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 11,916,417

(6) Shared Voting Power 0

(7) Sole Dispositive Power 11,916,417

(8) Shared Dispositive Power 0

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 11,916,417

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

(11)	Percent of Class Represented by Amount in Row 9 6.7%(1)

(12)	Type of Reporting Person* IN

(1)   As a percentage of 179,029,251 total outstanding issued Class A and Class B ordinary shares as of December 31, 2011.  The voting power of the ordinary shares beneficially owned by the reporting person represents 6.4% of total outstanding voting power of all Class A and Class B ordinary shares.

CUSIP No.: 74734M109

(1)	Name of Reporting Persons Sino Honor Limited

(2)	Check the Appropriate Box if a Member of a Group*
(a) ☐
(b) ☒

(3)	SEC Use Only

(4)	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 11,516,417

(6) Shared Voting Power 0

(7) Sole Dispositive Power 11,516,417

(8) Shared Dispositive Power 0

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 11,516,417

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

(11)	Percent of Class Represented by Amount in Row 9 6.4%(2)

(12)	Type of Reporting Person* CO

(2)   As a percentage of 179,029,251 total outstanding issued Class A and Class B ordinary shares as of December 31, 2011.  The voting power of the ordinary shares beneficially owned by the reporting person represents 6.3% of total outstanding voting power of all Class A and Class B ordinary shares.

Item 1(a)	Name of Issuer: Qihoo 360 Technology Co. Ltd.
Item 1(b)	Address of Issuer’s Principal Executive Offices: Block 1, Area D, Huitong Times Plaza, No. 71 Jianguo Road, Chaoyang District, Beijing 100025, People’s Republic of China

Item 2(a)	Name of Person Filing: Shu Cao Sino Honor Limited
Item 2(b)

Address of Principal Business Office or, if none, Residence:
For all reporting persons:

c/o Qihoo 360 Technology Co. Ltd. Block 1, Area D, Huitong Times Plaza, No. 71 Jianguo Road, Chaoyang District, Beijing 100025, People’s Republic of China

Item 2(c)	Citizenship: Shu Cao: People’s Republic of China Sino Honor Limited: British Virgin Islands
Item 2(d)

Title of Class of Securities:
Ordinary shares

The Issuer’s ordinary shares consist of Class A ordinary shares and Class B ordinary shares. The rights of the holders of Class A ordinary shares and Class B ordinary shares are identical, except with respect to conversion rights and voting rights. Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share. Each Class B ordinary shares is entitled to five votes, whereas each Class A ordinary share is entitled to one vote.

Item 2(e)	CUSIP Number: 74734M109

Item 3	Statement Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c):
Not Applicable

Item 4	Ownership.

The following information with respect to the ownership of the ordinary shares of the issuer by each of the reporting persons is provided as of December 31, 2011.

					Number of shares as to which such person has:
Report Person	Amount Beneficially Owned		Percent of Class(1)		Sole Power to Vote or Direct the Vote	Shared Power to Vote or to Direct the Vote	Sole Power to Dispose or to Direct the Disposition of	Shared Power to Dispose or to Direct the Disposition of
Shu Cao	11,916,417 ordinary shares	(2)	6.7	%(3)	11,916,417 ordinary shares	0	11,916,417 ordinary shares	0
Sino Honor Limited	11,516,417 ordinary shares	(4)	6.4	%(5)	11,516,417 ordinary shares	0	11,516,417 ordinary shares	0

(1) As a percentage of 179,029,251 total outstanding issued Class A and Class B ordinary shares as of December 31, 2011.

(2) Consists of (i) 7,190,189 class A ordinary shares and 4,326,228 Class B ordinary shares held by Sino Honor Limited (“Sino Honor”), a British Virgin Islands company, which is wholly-owned by Mr. Cao, and (ii) 399,999 class A and one class B ordinary share held by Flying Great Limited (“Flying Great”), a British Virgin Islands company, which is wholly-owned by Mr. Cao. Mr. Cao expressly disclaims beneficial ownership in the 7,190,189 class A and 4,326,228 Class B ordinary shares held by Sino Honor, which were allocated to award the Issuer’s employees and consultants under the Issuer’s 2006 Employee Share Vesting Scheme.

(3) The voting power of the shares beneficially owned represents 6.4% of total outstanding voting power of all Class A and Class B ordinary shares.

(4) Consists of (i) 7,190,189 class A ordinary shares and 4,326,228 Class B ordinary shares. Sino Honor disclaims beneficial ownership in all of those shares, which were allocated to award the Issuer’s employees and consultants under the Issuer’s 2006 Employee Share Vesting Scheme.

(5) The voting power of the shares beneficially owned represents 6.3% of total outstanding voting power of all Class A and Class B ordinary shares.

Item 5	Ownership of Five Percent or Less of a Class.
Not Applicable

Item 6	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not Applicable

Item 8	Identification and Classification of Members of the Group.
Not Applicable

Item 9	Notice of Dissolution of Group.
Not Applicable

Item 10	Certifications.
Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2012

Shu Cao	/s/ Shu Cao
Shu Cao

Sino Honor Limited	By:	/s/ Shu Cao
	Name:	Shu Cao
	Title:	Director

[Signature Page to Schedule 13G]

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement